SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date: November 28, 2008

Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid - Spain
(Address of principal executive offices)
________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press release, dated November 28, 2008, relating to the complete subscription of Banco Santander, S.A.'s EUR 7,195 million share capital increase

Item 1

Press Release

Banco Santander’s capital increase
fully subscribed

Madrid, November 28th, 2008 - Banco Santander has successfully closed its EUR 7,195 million capital increase. The subscription period took place between November 13th and November 27th. The rights issue was fully subscribed.

Banco Santander Chairman Emilio Botín said: “I am delighted with the great success of this transaction. It demonstrates once again Santander’s ability to act quickly, strengthening its core capital to approximately 7%, which is especially important in the current economic scenario. This transaction highlights the confidence and strength of the Spanish economy and its financial system.”

1
Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 – Fax: 34 91 257 10 39

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER, S.A.
By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President

Date: November 28, 2008